ONLINE HOLDINGS, INC.

959 SOUTH 2300 EAST, SPRINGVILLE, UTAH  84663

801-491-9401

June 15, 2006

Standard Drilling, Inc.

Prentis B. Tomlinson, Jr.

1000 Louisiana, Suite 5500

Houston, TX  77002

Re:

Letter of Intent for the acquisition of Standard Drilling, Inc.  (“Standard”) by Online Holdings,  Inc. (the “Company”)

Dear Mr. Tomlinson:

This letter is to confirm our understanding concerning the basic terms of a proposed transaction in which the Company would acquire Standard.  The Company is a Nevada corporation and its current capitalization is as follows:

Shares Authorized and Outstanding:

o

100,000,000 shares authorized of common stock, par value $.001, (“Common Stock”), of which there are currently 23,850,000 shares outstanding

o

15,000,000 shares of preferred stock are currently authorized, of which 0 are currently outstanding

o

There are currently no, or will not be at closing, any options, warrants or other securities convertible into shares of Common Stock or preferred stock other than as contemplated by this letter.

1.

Acquisition of Stock.  The Company and Standard will negotiate in good faith a definitive agreement (the “Agreement”) pursuant to which, at the closing of the transactions contemplated therein (the “Closing”), the Company shall acquire all of the issued and outstanding capital stock of Standard and in exchange the Company shall issue to the shareholders of Standard one share for each outstanding share of Standard (an aggregate of approximately 41,698,000) shares, exact number of shares to be negotiated, of its common stock (“Common Stock”).  Further, the Company shall issue approximately 11,500,000 warrants convertible at $1.75 per warrant into common stock, with the exact number to be negotiated.  This transaction is intended to qualify as a tax-free reorganization, under Section 368 and/or related and other appropriate sections of the Internal Revenue Code, such that the shares of the Company received by the shareholders of Standard will be received on a tax-free basis.  The shares to be issued by the Company will be “restricted securities” as defined in Rule 144 under the Securities Act of 1933 (“Rule 144”), and an appropriate legend will be placed on the certificates representing such shares.

2.

Closing.  Subject to satisfaction of the conditions contained in the Agreement, the Closing will take place on or before July 30, 2006 or as may be mutually agreed.

3.

Pre-Closing Conditions.  Prior to Closing, the following transactions shall have taken place:

(a)

Certain shareholder(s) of the Company shall agree to the cancellation of 20,000,000 shares of Common Stock held by same, which cancellation shall occur at such time as the Acquisition is being consummated in exchange for $60,000 and all then current cash assets of the Company, less certain expenses to be determined, to be paid at closing; and

(b)  Standard shall have completed its private placement of shares for a minimum of $15,000,000 at $1.00 per Unit with each Unit consisting of one share and a ½ warrant to purchase a share at $1.75; and

(c)  Standard shall have provided the Company with audited financial statements since inception to a current date; and

(d)  At closing, the current members of the Board of Directors shall submit their resignations effective on the expiration of the time period following the mailing of the Form 14F-1. The Board shall also appoint new members to the Board of Directors as designated by Standard.

Upon the completion of the above conditions, the Company shall have outstanding approximately 45,548,000 shares of shares of Common Stock, and approximately 11,500,000  warrants for common stock.

4.

Closing Conditions.  The obligations of the Company and Standard to execute and deliver the Agreement and to consummate the Acquisition are subject to the satisfaction or waiver of the following conditions:

(a)

The completion of mutual customary due diligence, which due diligence does not disclose facts or circumstances that are determined by either party or to be unsatisfactory in the exercise of reasonable business judgment;

(b)

No claim, suit, action or other proceeding shall be pending or threatened in writing before or by any court, governmental agency or other entity against either party that materially and adversely affects the financial condition, businesses, assets or results of operations of the subject entity and, which has not been publicly disclosed;

(c)

The drafting, negotiation, execution and delivery of the Agreement acceptable to all parties, which shall include representations, warranties, covenants, indemnifications, and conditions customary for transactions of this size and in this industry;

(d)

The Company and Standard shall have obtained all requisite consents and approvals required by state and federal law to effect the Acquisition;

(e)

The assets of the Company shall be free and clear of all liens, charges and encumbrances, and the Company shall have no liabilities, contingent or otherwise, except as expressly agreed in writing by Standard;

(f)

Unless otherwise incurred in the ordinary course of business, there shall be no material change in the assets, finances, business or condition of the parties from the date of this Letter of Intent to the Acquisition;

(g)

The Company shall have timely filed with the U.S. Securities and Exchange Commission (“SEC”) its quarterly report on Form 10-QSB for the period ended June 30, 2006; and

(h)

The independent auditors for the Company shall have consented to the use by the public company following the Closing of the Acquisition of all financial statements on which their audit opinion was issued in all filings to be made with the SEC in which such financial statements are required.

(i)

During the period prior to the Closing, Standard will operate in the ordinary course of business and the Standard will use its best efforts to preserve its business and its relationships with its employees, customers, distributors and suppliers.

5.

No-Shop Clause.  The Company agrees that it shall not, through the later of July 30, 2006 or the agreed Closing date:

(a)  solicit any offers to buy any securities of the Company;

(b)  hold discussions with any party looking toward such an offer or solicitation;

(c)  enter into any agreement with any party looking toward such an offer or solicitation; or

(d)  enter into any agreement with any party with respect to the sale of the Common Stock or with respect to any merger, consolidation, or similar transaction.

6.

Due Diligence.  Pending the preparation and execution of the Agreement, the Company and Standard  shall permit the other party and its representatives and agents to reasonably examine its finances, contracts, and businesses.

7.

Good Faith.  The Company and Standard shall proceed in good faith to negotiate, agree upon and enter into an Agreement embodying the terms and conditions contained in this Letter of Intent and to consummate the Closing of the Acquisition pursuant thereto.  During the pendency of the Acquisition, neither party or its shareholders shall solicit, accept, or negotiate with a third party regarding the Acquisition transaction contemplated herein.

8.

Confidentiality.  Each party to this Letter of Intent agrees to maintain the confidentiality of all of the information received from the other party and use such information only for the purposes contemplated by this Letter of Intent; provided, however, that the parties shall be permitted to disclose the materials and information they each receive from the other to their respective advisors, representatives and agents in connection with performing duties related to the transaction contemplated in this letter.  In the event of a termination of this Letter of Intent for any reason, each party shall return to the other all documents (and any copies thereof) and information provided to it by the other party.  The obligation of confidentiality under this paragraph shall survive the termination of this Letter of Intent.

9.

Public Announcements.  Either party agrees to consult with the other prior to any public announcement relating to the Acquisition or this Letter of Intent and mutually approve the timing, the content and the dissemination of any public announcement.

10.

Expenses.  Each party shall be responsible for its own costs, fees and expenses incurred in connection with the consummation of the Acquisition.

11.

Intention of the Parties.  Except for Sections 5, 7, 8, and 9 above, which shall be binding, this Letter of Intent is accepted by the parties as merely a statement of mutual intention at this time to conduct further negotiations along the lines indicated above, does not purport to include all the essential terms of the Acquisition, and it is the intention of the parties that no one shall be obligated to complete the Acquisition unless the Agreement shall be executed and delivered by the parties thereto in form and substance satisfactory to the parties thereto on or prior to July 30, 2006 (or such date as the parties may mutually agree), and then only in accordance with the terms of such Agreement.  The parties acknowledge that the Agreement is subject to the approval of their boards of directors and that either party may terminate this letter and fail to proceed with the transaction described herein without incurring any liability to the other party.

If this Letter of Intent meets with your approval, please execute a copy of this letter in the space provided below and return one original on or before June 16, 2006.  This letter may be executed in counterpart, with the delivery of a facsimile copy duly executed by the parties hereto constituting formal delivery hereof.

Very truly yours,

ONLINE HOLDINGS, INC.

/s/ Shaun Carter

Shaun Carter

President

ACCEPTED AND AGREED:

Standard Drilling, Inc.

By:  /s/ Prentis B. Tomlinson

Name:  Prentis B. Tomlinson

Title:    Chairman of the Board of Directors

 Date:   June 16, 2006

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